Mail Stop 4561

November 2, 2006

Kyu Sul Choi
So-Hyun Park
IR Team
Kookmin Bank
36-3, Yeoido-dong
Yeongdeungpo-gu
Seoul 150-758, Korea

     Re: Kookmin Bank
            Form 20-F for the Fiscal Year Ended December 31, 2005
            File No. 001-15258

Dear Mr. Choi and Ms. Park:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant